

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 18, 2008

Robert P. Jornayvaz III
Chairman of the Board and Chief Executive Officer
Intrepid Potash, Inc.
700 17th Street, Suite 1700
Denver, CO 80202

> **Re: Intrepid Potash, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2007**
> **File No. 333-148215**

Dear Mr. Jornayvaz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Please provide current and updated disclosure with each amendment. We also will need time to review all new disclosure, including the intended price range, and any additional proposed artwork or graphics. Similarly, we will need time to review all omitted exhibits. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly.

3.   You need to include an estimated price range on the cover page. Similarly, fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A.

4.   Please provide objective third-party support for any subjective claims made in the filing. For example, please provide support for the statement that "we are the largest producer of muriate of potash (MOP, or potassium chloride) in the U.S." As another example, the statement [s]ince 2004, we have supplied, on average, 1.5% of world potash consumption and 8.5% of U.S. consumption annually," requires support.

5.   Please avoid duplicative disclosure throughout the filing. For example, the information disclosed under the subheading "Our Company" at page 41, repeats the information disclosed about your company at page 1. As another example, the information disclosed under the subheading "Registration Rights" at page 132, repeats the information disclosed regarding registration rights at pages 129 and 122.

6.   Please monitor your requirement to provide updated financial information as required by Rule 3-12 of Regulation S-X.

7.   Please provide updated consents with your next amendment.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 10

8.   Please provide the omitted pro forma information and related adjustments at your earliest opportunity.

9.   It appears your Selected Operating Data includes a metric of "Average potash gross margin (per ton)" that excludes depreciation, depletion and amortization. It further appears that this determination of gross margin per ton is calculated

differently than the gross margin presented elsewhere in your document. Please modify your presentation for consistency to avoid investor confusion. Refer to SAB Topic 11:B for guidance.

Table of Contents, page (i)

10.   You are responsible for the accuracy and completeness of all disclosure that appears in your prospectus and in your filings with the Commission. Any suggestion otherwise, including "[w]e have not independently verified, and do not guarantee the accuracy of this information," is inappropriate. Please revise.

Prospectus Summary, page 1

11.   Please balance the discussion of industry overview, competitive strengths, and business strategy with a more detailed discussion of the risks facing your industry, the risks facing your Company, and the risks of investing in your Company.

Website, page 7

12.   We note your statement on your website that you "have gross revenues of approximately $250 million." This information seems to conflict with your disclosure in the registration statement. Please advise.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 10

13.   Please provide the omitted pro forma information and related adjustments at your earliest opportunity.

14.   It appears your Selected Operating Data includes a metric of "Average potash gross margin (per ton)" that excludes depreciation, depletion and amortization. It further appears that this determination of gross margin per ton is calculated differently than the gross margin presented elsewhere in your document. Please modify your presentation for consistency to avoid investor confusion. Refer to SAB Topic 11:B for guidance.

Risk Factors, page 13

15.   We note your disclosure in the prospectus summary and the description of business section that you follow a potash-only strategy, whereas your competitors are meaningfully diversified. Please include a risk factor discussing the risk created by your lack of diversification. For example, a significant decrease in the demand for potash could cause you to cease operations, whereas your competitors could focus on other areas of their business.

Management Discussion and Analysis, page 41

16.   Please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations. For example, we note that while your costs are more fixed than variable, your costs of goods sold increased by a significant amount from 2004 to 2006, which in turn affected your gross margin. Please discuss whether you expect cost of goods sold to continue to increase at a rate that will negatively impact your gross margin.

17.   We note your disclosure at page 49 discussing the reasons for the decline in operating results. We further note that cost of goods sold increased by $18.9 million, from $95 million in 2005, to $113.9 million in 2006. Please discuss the impact of the increase in cost of goods sold on your operating results.

18.   You sometimes refer to two or more sources as components that contributed to a material change. For example, at page 49 you refer to a decline in operating results due to reduced production, partially offset by higher potash prices. Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Off-Balance Sheet Arrangements, page 59

19.   We note your disclosure of off-balance sheet arrangements. Please disclose the information required by paragraph (a)(4)(i) of Item 303 of Regulation S-K to the extent necessary to an understanding of these arrangements. We may have further comment.

The Formation Transactions, page 64

20.   We note your disclosure that Intrepid Mining has conducted no business or activities. However, it appears that Intrepid Mining has conducted numerous business activities. Please revise or advise.

The Formation Transactions

Transition Services Agreement, page 66

21.   We note you intend to enter into a transition services agreement in connection with your offering. If you expect this arrangement to be material, please include any pro forma adjustments relating to this agreement in your pro forma financial information.

Business, page 81

22.   Please provide a cross-reference to the section titled "The Formation
        Transactions" so investors can better understand your organizational structure.

23.   Please identify the customers that accounted for 10.0% and 10.9% of your net
        sales in 2006 and file your agreements with these customers, or otherwise advise.

Our Development Assets, page 83

24.   We note your disclosure regarding the idled North Mine. Please expand your
        disclosures to provide a brief history of this asset and a discussion of why the
        asset is idle. In addition, provide investors with an understanding of the amounts
        you have reflected on your Balance Sheet relative to this asset.

25.   Please tell us if you have evaluated the North Mine for impairment and your
        conclusions reached. We note your disclosure that indicates no feasibility study
        for the project is currently contemplated and no foreseeable time horizon is
        presented for reopening this mine.

Management, page 105

26.   We note that you expect to appoint three independent directors upon the
        completion of the offering. Please identify each of your current directors that are
        independent under the applicable independence standards. Refer to Item 407(a)
        of Regulation S-K.

Compensation Discussion and Analysis, page 107

27.   Please provide clear disclosure that addresses how each compensation component
        and your decisions regarding these elements fit into your overall compensation
        objectives. See Item 402(b)(1)(vi) of Regulation S-K. For example, please
        identify how each component of compensation is tied to the primary goals of your
        executive compensation program.

28.   Please disclose in the Compensation Discussion and Analysis the material
        differences in compensation policies with respect to individual named executive
        officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For
        example, there is a significant disparity in the compensation paid to Messrs.
        Jornayvaz and Harvey as compared to that of the other named executive officers.
        Please provide a more detailed discussion of how and why the compensation of
        your highest-paid named executive officers differs from that of the other named
        executive officers. In addition, please explain why Mr. Jornayvaz received an
        additional bonus of $85,000, whereas Mr. Harvey received an additional bonus of

$45,000.

Evolution of our Compensation Approach, page 108

29.   We note that the base salaries of Messrs. Quinn, Moore, and Whyte are determined in comparison with salaries payable at companies similar in size, revenue, and industry. Please identify the peer group of comparator companies. See generally Item 402(b)(2)(xiv) of Regulation S-K.

30.   For all executive officers, please specify how each element of compensation relates to the data you analyzed from comparator companies. For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.

Base Salary, page 110

31.   Although you have provided a general description of the factors you considered in making the salary adjustments for Messrs. Quinn, Moore, and Whyte, you should specify the material factors that you considered in making base salary adjustments for each of these individuals whose salary was increased. See Item 402(b)(1)(v) of Regulation S-K.

Annual Cash Bonuses, page 110

32.   Please disclose the actual amount of EBITDA, or provide an appropriate cross-reference.

33.   Please specify the percentage of the targeted bonus opportunity actually received by each of the named executive officers during fiscal 2006.

Certain Relationships and Related Party Transactions, page 122

34.   We note your disclosure at page 120 regarding your intent to adopt a written policy regarding related party transactions. Please describe your current policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

35.   Disclose in each case whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm's length negotiations with unaffiliated third parties.

Taxation, page 133

36.   It is inappropriate to indicate that your disclosure is "included for general information purposes only." Please revise.

Financial Statements

Intrepid Mining LLC and Subsidiaries

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-21

37.   We note throughout your document including the face of your Income Statement, the presentation of Net Sales that appears to exclude freight revenues billed to customers and also appears to be offset by the cost of freight. Please refer to EITF 00-10, and explain why you believe this is an appropriate presentation of your revenues.

Inventory and Long-term Parts Inventory, page F-22

38.   We note that you include the costs of transportation and storage for products delivered to remote warehouses in inventory. Please explain why you believe these costs represent inventory costs rather than distribution costs. Clarify if these locations are your own or those of the customer. Please also clarify if these storage locations are at the request and convenience of the customer.

39.   We note your disclosure in Note 6 that indicates lease costs for railcars are included in distribution costs. Please explain how these costs are different than those transportation costs included in inventory.

Exploration Costs, page F-23

40.   We note your policy that indicates the costs to further delineate an economic ore body are capitalized. Please explain why you believe it is appropriate to capitalize these costs under U.S. GAAP.

41.   Please provide us with an understanding of the drilling and related costs you have capitalized that have been incurred for the purpose of converting mineral resources to reserves. We may have further comment.

Mineral Properties and Development Costs, page F-23

42.   We note your disclosure that indicates certain development costs are depleted over the life of each ore body. Please clarify the term ore body and explain if true, why you believe it is appropriate to amortize costs using amounts other than proven and probable reserves.

Engineering Comments

Carlsbad, New Mexico, page 82

43.   Please clarify the distinctions between nameplate and effective capacity of your salable products within your filing, and provide an explanation for these differences as applied to your operations and/or reserves.

Our Proven and Probable Reserves, page 84

44.   Please disclose the cutoff grade used to estimate your reserves. Please include the operating costs and all recovery parameters that may have been used to determine your cutoff grade estimate as footnotes to your reserve tables. These footnotes may include the following:

- Factors the reserve incorporates for losses for mining dilution and recovery.

- The metallurgical recovery factor for each mine and/or processing facility.

- Sales prices and operating costs used to determine and/or estimate your reserves.

45.   Please explain the different methods used to estimate grade of your proven and probable reserve. If necessary, please elaborate eon the different mining or processing techniques as they influence this disclosure.

Our Properties, page 98

46.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is

required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

47.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your properties, including the mode of transportation utilized to and from the properties. This may include highway or road, railroads, barges, or shipping terminals.

- A brief description of the rock formations and mineralization of existing or potential economic significance on each of your material properties.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. Briefly describe your major or material mining and processing facilities.

- A description of your major or material equipment, infrastructure, and other facilities.

- The source of power and water that can be utilized at each of your properties.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
        J. Davis
        K. Stertzel
        W. Dean Salter (303-866-0200)